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SEC FILE NUMBER
8-67580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: City Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 North Michigan Avenue, Suite 3200
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Timmerman	312-494-9883	MTIMMERMAN@CITY-CAP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK TIMMERMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CITY CAPITAL ADVISORS, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
SHARON STEWART
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 07/27/2026

Signature: Mark Timmerman

Title:
MANAGING DIRECTOR

Sharon Stewart
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CITY CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
DECEMBER 31, 2023

PUBLIC

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of City Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of City Capital Advisors, LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of City Capital Advisors, LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of City Capital Advisors, LLC's management. Our responsibility is to express an opinion on City Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to City Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as City Capital Advisors, LLC's auditor since 2023.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 11, 2024

CITY CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

CURRENT ASSETS	
Cash	$ 412,324
Accounts Receivable - operations	10,000
Misc Receivable	27,513
Total Current Assets	449,836
FIXED ASSETS	
Operating Lease - Right-of-Use Asset	888,992
Leasehold Improvements	35,828
Office Equipment	134,805
Office Furniture	109,926
Total Fixed Assets	1,169,550
Less: Accumulated Depreciation	(263,621)
Net Fixed Assets	905,929
OTHER ASSETS	
Deposits	55,713
Prepaid Expenses	37,407
Startup Costs (Net of Amortization)	-
Total Other Assets	93,120
TOTAL ASSETS	$ 1,448,885

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 89,201
Accrued Payroll Liabilities	44,099
Contract Liabilities	17,500
Misc Payables	22,523
Operating Lease Liability	166,866
Total Current Liabilities	340,189
LONG TERM LIABILITIES	
Operating Lease Liability	787,136
Total Long Term Liabilities	787,136
EQUITY	
Members' Equity	321,560
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,448,885

The accompanying notes are an integral part of these statements.

CITY CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

1. NATURE OF BUSINESS

City Capital Advisors, LLC (the "Company"), a Delaware limited liability company, is a results-oriented investment and merchant banking advisory firm dedicated to delivering privately-held companies and their owner's optimal performance in capitalizing on the value of their companies. The Company was formed May 5, 2005, and will continue operations perpetually unless terminated in accordance with the operating agreement. The Company is a registered FINRA broker-dealer and SIPC member firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements are prepared on the accrual basis of accounting.

CASH AND EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT

Property and Equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $4,246 for the year ended December 31, 2023.

INCOME TAXES

The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income taxes in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to the U.S. federal income tax examinations by tax authorities for years before 2019.

The Company has elected to remit the Illinois Pass-Through Entity tax on behalf of its partners. This election allows the company to remit the individual partners income tax liability based on their respective share of the Company's annual income. The company remitted $40,000 of Illinois Pass Through Entity tax for the 2023 tax year.

ACCOUNTS RECEIVABLE

The Company uses the specific identification method to determine uncollectible accounts receivable. At December 31, 2023, the Company considers all accounts receivable to be collectible.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION

Investment banking fee revenue is recognized at a point in time upon the consummation of an investment banking transaction for the client. Financial advisory revenue is recognized over time when there is persuasive evidence than arrangement exists, services have been rendered, the price is fixed or determinable, and collectivity is reasonably assured. Investment banking fee revenue and financial advisory fee revenue for 2023 were $3,416,456 and $336,668 respectively.

SHARED INVESTMENT BANKING FEES

Shared investment banking fees represent payments made to independent contractors and employees for services rendered as part of an investment banking arrangement and are expensed as they are incurred.

3. COMMITMENTS & CONTINGENCIES

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2023, or during the year then ended.

Please see note 9 for additional operating lease disclosures.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

Net Capital and aggregate indebtedness change daily, but at December 31, 2023, the Company had adjusted Net Capital and Net Capital requirements of $173,990 and $27,013 respectively.

5. MAJOR CUSTOMERS

At December 31, 2023 one client accounted for 100% of total accounts receivable. During 2023, three clients accounted for 51%, 13% and 11%, of total revenue, respectively. No other client accounted for more than 6% of 2023 revenue.

6. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a Chicago financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2023, $162,324 was uninsured.

7. OFFICE FEE INCOME

The office fee income in 2023 was $116,090 and was received from City Capital Ventures, an unrelated party. As part of the office fee agreement, City Capital Ventures receives from the Company office space consisting of private and semi-private offices, a cubicle, and the use of its conference rooms,

kitchen and other common areas. The Company also provides overhead support that include but is not limited to administrative support, copiers/printers, office supplies, phone equipment, IT support, phone and internet service.

8. RETIREMENT PLAN

The Company maintains a Simple IRA plan for eligible employees. The Company is required to make a non-elective contribution in the amount of 2% of gross wages to the plan and can make additional contributions at the discretion of the Board of Directors, within the limits imposed by the Internal Revenue Code. Total contributions to the plan by the Company were $19,602 for the year ended December 31, 2023.

9. ASC 842 - LEASES

The Company leases one separate office space in Chicago, Illinois under one non-cancelable operating lease expiring November 30, 2028. The Company is also responsible for operating expenses and real estate taxes under the lease. Under the current lease, the Company is receiving 12 months of rent abatement beginning on December 1, 2017.

The future minimum rental payments (including estimated operating expense and real estate taxes) required under the lease is as follows:

Year Ending December 31	Amount
2024	433,964
2025	445,233
2026	456,703
2027	468,380
2028	439,898
Total	$ 2,667,067

Rent Expense amounted to $451,507 for 2023.

The Company also entered into two equipment leases in July 2019, which expires in November 2024. The monthly payment, including service maintenance, supplies, taxes and fees, is $1,855.

Effective December 31, 2021, the Company implemented the FASB Topic 842, Leases, issued by the Accounting Standards Update (ASU) No. 2016-02, which requires the lessee to recognize leases on the balance sheet and disclose key information about the Company's office operating lease in downtown Chicago, Illinois. The company recorded a $1,250,624 Operating Lease Right-of-Use ("ROU") Asset and related Operating Lease Liability for their operating lease, which expires November 30, 2028. The lease asset and lease liability were initially recognized based on the present value of its future lease payments, using a discount rate of 5%. Starting in 2022, lease expense was measured by amortizing the ROU asset on a straight-line basis over the remaining term of the lease, plus the interest charge on the lease liability payments.

The lease requires the Company to comply with certain operational covenants. As of December 31, 2023, the Company was in compliance will all covenants.

The Company has also elected, for all underlying classes of assets, to not recognize ROU lease assets and liabilities for short-term leases that have a lease term of twelve (12) months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease costs associated with our short-term leases on a straight-line basis over the lease term.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2023:

Year Ending December 31	Amounts
2024	166,866
2025	180,083
2026	193,977
2027	208,582
2028	204,494
	$954,002

10. SUBSEQUENT EVENTS

The Company did not have any subsequent events through April 15, 2024, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2023.